UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                       For the Month of August, 2000


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)

                 21 Ha'arba'ah Street, Tel-Aviv, 64739, Israel
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                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



     /s/ Jonathan Kolber
--------------------------------             Date: August 29, 2000
By:    Jonathan Kolber
Title: CEO and Vice Chairman
       Of the Board of Directors



EXHIBIT    DESCRIPTION

   A. Directors' Report on the State of the Company's Affairs for the period 1 January to 30 June, 2000.

   B.      Koor Industries Limited Interim Consolidated Financial
           Statements as at June 30, 2000.

   C. ECI Telecom Ltd. Condensed Interim Consolidated Financial Statements as at June 30, 2000 (Unaudited).